Filed by Phillips Petroleum Company
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                       under the Securities Exchange Act of 1934

                                     Subject Company: Phillips Petroleum Company
                                                   Commission File No. 001-00720

On or about November 18, 2001, Phillips Petroleum Company made the following information available on the Phillips Petroleum Company website at www.phillips66.com.

                                    * * * *

     The enclosed materials contain forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained in the enclosed materials include statements about future financial and operating results and the proposed Conoco/Phillips merger. These statements are not guarantees of future performance, involve certain risks, uncertainties, and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. Therefore, actual outcomes and results may differ materially from what is expressed herein.

     In any forward-looking statement in which Conoco or Phillips expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will result or be achieved or accomplished. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the risk that Conoco's and Phillips' businesses will not be integrated successfully; costs related to the proposed merger; failure of the Conoco or Phillips stockholders to approve the proposed merger; and other economic, business, competitive and/or regulatory factors affecting Conoco's and Phillips' businesses generally as set forth in Conoco's and Phillips' filings with the SEC, including their Annual Reports on Form 10-K for the fiscal year ended 2000, especially in the Management's Discussion and Analysis section, their most recent Quarterly Reports on Form 10-Q and their Current Reports on Form 8-K. Conoco and Phillips are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.

     In connection with the proposed Conoco/Phillips merger, Conoco, Phillips and CorvettePorsche Corp. (which will be renamed ConocoPhillips in connection with the proposed merger) will file a joint proxy statement/prospectus with the Securities and Exchange Commission (the "SEC"). INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED MERGER WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) and other documents filed by Conoco and Phillips with the SEC at the SEC's web site at www.sec.gov. The joint proxy statement/prospectus (when it is available) and these other documents may also be obtained for free from Conoco or Phillips by calling Conoco at 281-293-6800, and through Conoco's web site at www.conoco.com, or by calling Phillips at 918-661-3700, and through Phillips' web site at www.phillips66.com.

     Conoco, Phillips and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from their respective stockholders in favor of the proposed merger. Information regarding the persons who may, under the rules of the SEC, be considered to be participants in the solicitation of Conoco's stockholders in connection with the proposed Conoco/Phillips merger is set forth in Conoco's proxy statement for a special meeting of stockholders, dated August 8, 2001 and filed with the SEC on August 3, 2001, and information regarding the persons who may, under the rules of the SEC, be considered to be participants in the solicitation of Phillips' stockholders in connection with the proposed Conoco/Phillips merger is set forth in Phillips' proxy statement for its 2001 annual meeting, dated March 29, 2001 and filed with the SEC on March 29, 2001. Additional information will be set forth in the joint proxy statement/prospectus when it is filed with the SEC.

[Phillips Logo]                         About Phillips
                                        Investor Information Center
                                        Newsroom
                                        Phillips Brands
                                        Business Services
                                        Community & Sponsorships
                                        Featured Sites
                                        Careers At Phillips

                                          The
 [Phillips & Conoco to Merge]       Performance
                                           Company

Conoco and Phillips                     [Phillips Newsroom logo]
Agree to Merger of Equals

Conoco Inc. and Phillips Petroleum Company today announced that their boards of directors have unanimously approved a merger of equals, and that the companies have signed a definitive merger agreement. The new company, which will be named ConocoPhillips, will be a strong competitor with enhanced returns and accelerated growth opportunities from an excellent financial and operational position. For more information, click on the links below

[Picture of Archie W. Dunham, Conoco, and Jim Mulva, Phillips.]

o     News release                          Combined Company
o     Transaction summary                   Quick Facts
o     Full Analyst Presentation
o     Analyst Webcsat-replay (11/19/2001)   Equity value: $35 billion
                                            Annual synergies: $750 million*
o     Phillips fact sheet                   Debt-to-capital: 35%
o     Conoco fact sheet
                                            Headquarters: Houston
o     Jim Mulva biography and photo         Chairman: Archie Dunham
o     Archie W. Dunham biography and        President and CEO: Jim Mulva
      photo
                                            Rank among energy companies:
o     Phillips logos                            U.S. -- 3rd
o     Phillips B-roll footage                   Worldwide -- 6th**
o     Phillips photo library
                                            Expected close: 2nd half 2002

                                            * pre-tax; ** based on reserves

Still have questions? Send us an e-mail.

Page Last Updated: 11/19/2001
Owner: Media Relations See Disclaimer
Copyright 2001 Phillips Petroleum Company. All rights reserved.

[PHILLIPS 66 Logo]

                       A BRIEF LOOK AT THE NEW PHILLIPS
                                                            September 26, 2001


            Phillips Petroleum Company was founded in Bartlesville, Okla., in 1917.

-------------------------------------------------------------
                        Quick Facts
                    Pro Forma 12/31/2001

Assets:                         $36.3 billion

Reserves (barrels):             > 5 billion

Revenues (annualized):          $40 billion

Employees:                      38,800

Production (barrels
of oil equivalent
daily):                         820,000 (2001 estimate)

Refining capacity
(millions of barrels daily):    1.7

Number of countries where
Phillips' products and
processes are licensed and      39
used:
-------------------------------------------------------------

Phillips is engaged in these businesses:

o     Oil and gas exploration and production worldwide.

o Petroleum refining, marketing and transportation, primarily in the United States.

o Chemicals and plastics manufacturing and sales around the globe through its equity interest in Chevron Phillips Chemical Company.

o Natural gas gathering, processing and marketing in the United States through its equity interest in Duke Energy Field Services.

EXPLORATION AND PRODUCTION

            E&P contributes to Phillips' integrated strengths by exploring for and producing oil, natural gas and natural gas liquids (NGL) on a worldwide scale.

            As the company's largest segment, E&P had assets of nearly
$14.1 billion at June 30, 2001. The company conducts exploration in 18 countries, producing hydrocarbons in nine: the United States; the Norwegian, Danish and U.K. sectors of the North Sea; Nigeria; offshore Western Australia; Canada; China; and in the Zone of Cooperation in the Timor Sea (between East Timor and Australia). Average worldwide crude oil production for the first half of 2001 was 576,000 barrels per day (B/D), and worldwide gas production was approximately 1.4 billion cubic feet per day.

            Alaska is the company's largest production area, with average net production expected to be in the range of 375,000 to 400,000 BOE per day for the next several years. The company's second-largest production area is the Ekofisk complex in the Norwegian sector of the North Sea. Net production from Norway for the first half of 2001 was 122,000 B/D of oil and 140 million cubic feet per day of natural gas.

            In 2001, E&P is focusing on projects in Alaska and the Lower 48 as well as the development of other legacy assets -- very large oil and gas developments that can provide strong returns over long periods of time -- including gas and gas liquids development in the Timor Sea, the Hamaca heavy oil project in Venezuela, the PL 19-3 field in China's Bohai Bay, and participation in Core Venture 1 of the Kingdom of Saudi Arabia's natural gas initiative. Exploratory wells are planned in the United Kingdom, the United States, Norway, Denmark, the Faroes Islands, China, Kazakhstan and Nigeria.


REFINING, MARKETING AND TRANSPORTATION

            Phillips' RM&T business buys, sells and trades crude oil and natural gas liquids for processing at company refineries and fractionators, primarily in the United States.

            After acquiring Tosco Corp., America's largest independent refiner and marketer, in September 2001, Phillips has become one of the top refiners in the United States with almost 1.7 million barrels per day of refining capacity -- about 10 percent of total U.S. capacity. Phillips'
10 U.S. refineries are located in eight states: California, Louisiana, Illinois, New Jersey, Pennsylvania, Texas, Utah and Washington. The company also owns the 75,000 B/D Whitegate refinery in Ireland.

            Phillips is the nation's third largest marketer. Fuel and distillates are marketed to the public through approximately 12,700 outlets in 46 states. Of these, about 6,000 are branded Phillips 66 retail outlets, while the remaining outlets carry the 76, Circle K, Exxon and Mobil brands. In addition, because of an acquisition of some of Coastal Corp.'s assets in 2000, Phillips has the use of the Coastal brand in 14 states.

            The bulk of the company's petroleum products are moved through pipelines. Transportation owns or has an interest in more than 45 terminals and 7,900 miles of pipeline, moving almost 675,000 B/D of crude oil and petroleum products.

            The company's Borger, Texas, refinery is in the process of expanding its capacity by 20,000 B/D. A new 6,000 B/D facility recently completed at the Borger complex demonstrates how the company's S Zorb (R) sulfur-removal technology significantly lowers sulfur content in gasoline.

CHEMICALS

            Phillips conducts its worldwide chemicals business through Chevron Phillips Chemical Company (CPChem). Headquartered in Houston, CPChem is a 50/50 joint venture. CPChem uses fractionated natural gas liquids as feedstocks for petrochemicals and other petroleum products of higher value. The petrochemicals are used to produce plastics, specialty chemicals and synthetic fibers. CPChem is one of the world's top producers of olefins and polyolefins. The company also is a leading supplier of aromatics, alpha olefins, styrenics and plastic pipe.

            CPChem has 34 production facilities and eight research and technology centers in eight research and technology centers in eight countries. Several major facilities are located on the U.S. Gulf Coast in addition to facilities at Marietta, Ohio, and international facilities in Belgium, China, Mexico, Saudi Arabia, Singapore and South Korea. A major facility is under construction in Qatar.

GAS GATHERING, PROCESSING AND MARKETING

            Phillips holds a 30.3 percent interest in Duke Energy Field Services (DEFS), the nation's largest midstream natural gas liquids business and the premier gatherer and processor of natural gas in the United States. DEFS owns and operates 75 plants and 57,000 miles of pipelines, processes approximately 7.3 billion cubic feet per day of raw gas, and produces about 384,000 B/D of natural gas liquids.


TECHNOLOGY AND PROJECT DEVELOPMENT

            Phillips research and engineering organizations are integrated to link technological support across the full cycle of operations and to develop projects into commercial ventures.

            Phillips licenses its proprietary MaxCat (TM) coke reduction technology to other companies. This additive technology allows refiners to reduce coke buildup on catalysts, thus increasing octane barrels, run lengths, and/or unit throughput.

            Phillips breakthrough S Zorb (R) technology reduces the sulfur content of gasoline and diesel below stringent new standards set by the U.S. Environmental Protection Agency. Several major refiners have licensed this technology for gasoline or are in the process of licensing it.

            Phillips received 41 U.S. and 86 foreign patents in 2000. At year-end 2000, the company held 500 active U.S. and 1,149 active foreign patents in 57 countries.

--------------------------------------------------------------------------------
FIRST 6 MONTHS 2001 OPERATING HIGHLIGHTS
                                         (Thousand Barrels Daily)

Crude oil production....................   576
Natural gas liquids production..........    36
Natural gas production (MMCFD).......... 1,327
Crude oil refined.......................   355
Petroleum products sales................   636
                                         (Million Pounds)
Ethylene production (1) (2)............. 1,656
Polyethylene production (1) (2).........   977
Styrene (2).............................   193
Normal Alpha Olefins (2)................   255
(1) Includes Phillips' share of equity
affiliates' production.
(2) Represents Phillips' 50 percent
share of CPChem.


--------------------------------------------------------------------------------
Phillips common stock is traded on the New York Stock Exchange.
Phillips' symbol is P.

          Principal Officers
J. J. Mulva               Chairman of the Board of Directors and Chief
                          Executive Officer
Thomas D. O'Malley        Vice Chairman of the Board of Directors
Kevin O. Meyers           Executive Vice President, Alaska Production and
                          Operations
M. J. Panatier            Executive Vice President, Refining, Marketing and
                          Transportation
B. Z. Parker              Executive Vice President, Worldwide Production and
                          Operations
J. Bryan Whitworth        Executive Vice President, General Counsel and Chief
                          Administrative Officer
W. B. Berry               Senior Vice President, Exploration and Production
                          Eurasia-Middle East
John A. Carrig            Senior Vice President and Chief Financial Officer
Dodd DeCamp               Senior Vice President, Worldwide Exploration
John E. Lowe              Senior Vice President, Corporate Strategy and
                          Development
J. C. Mihm                Senior Vice President, Technology and Project
                          Development
Tom Nimbley               Senior Vice President
Steve Barham              Vice President
E. L. Batchelder          Vice President and Chief Information Officer
Rand C. Berney            Vice President and Controller
J. L. Bowles              Vice President, Exploration and Production Americas
Don R. Duncan             Vice President, Government Relations
Mark Harper               Vice President
Joseph C. High            Vice President, Human Resources and Services
Dave Holthe               Vice President
Andrew Kelleher           Vice President
Rich Reinken              Vice President
R. A. Ridge               Vice President, Health, Environment and Safety
J. W. Sheets              Vice President and Treasurer
L. A. Sugg                Vice President, Worldwide Gas
Dale J. Billam      Secretary            B. J. Clayton       General Tax Officer
E. W. Heaton        General Auditor      W. D. Stanley       General Tax Counsel
C. D. Johnson       Assistant            R. B. Gisi          Assistant Treasurer
                    Controller
Frances M. Vallejo  Assistant Treasurer  A. S. Becker        Assistant Secretary
Joe Cochran         Assistant Secretary  N. A. Loftis        Assistant Secretary
--------------------------------------------------------------------------------

FOR COPIES OF THE ANNUAL REPORT, PHONE (918) 661-3700 OR WRITE:

            Phillips Petroleum Company
            Mailing Services -- Special Projects
            B-41 Adams Building
            Bartlesville, OK  74004

--------------------------------------------------------------------------------

FIRST 6 MONTHS 2001 FINANCIAL HIGHLIGHTS
Total revenues ($b).....................     $9.90
Net income ($b).........................      $1.1
  % total revenues......................       11%
Net operating income ($b)...............      $1.1
  % average annualized total assets.....     10.7%
  % average annualized common
  stockholders' equity (ROE)............     33.6%
Capital spending ($b) (1)...............      $1.4
Assets ($b).............................     $20.8
Total debt ($b).........................      $6.9
Stockholders' equity ($b)...............      $6.1
Common stockholders' equity per share
  (book value)..........................    $27.63
Closing stock price at 6/29/01..........    $57.00
Cash dividends per share,
  common................................     $0.70
Average common shares outstanding
  (thousands - basic)...................   255,683
(1) Excludes Alaska acquisition.

HEADQUARTERS:

   Phillips Petroleum Company
   Fifth & Keeler Streets
   Bartlesville, Okla.  74004
Phone:          (918) 661-6600
Information:    (918) 661-4400
Auditor Firm:   Ernst & Young LLP
Transfer Agent: ChaseMellon
                Shareholder Services, LLC
                Overpeck Centre
                85 Challenger Centre
                Ridgefield Park, NJ  07660

--------------------------------------------------------------------------------

Personnel in these offices can also answer your questions:

INVESTOR RELATIONS, Bartlesville, OK
      Clayton Reasor:   (212) 207-1996
MEDIA RELATIONS, Bartlesville, OK
      Kristi DesJarlais:      (918) 661-6117


A BRIEF LOOK is a quarterly fact sheet by
PHILLIPS PETROLEUM COMPANY
INVESTOR AND PUBLIC RELATIONS
1680 Phillips Building
Bartlesville, Okla.  74004
Questions?  Contact Kristi DesJarlais
tel. (918) 661-6117
fax (918) 662-2075
E-mail:  kadesja@ppco.com

[Conoco logo]

                                   CONOCO INC.
                                   FACT SHEET

Founded in 1875, Conoco (NYSE:COC) has more than 126 years of experience in the energy industry. A fully integrated energy company, it is involved in every aspect of the oil and natural gas industry, including worldwide exploration, production, transportation, marketing, refining and power.

With ventures in more than 40 countries, Conoco has a rich history of proven technological expertise and superior project management, and is recognized worldwide for its innovative approach to deepwater exploration and production challenges and high-grade petroleum coke upgrading technology.

In addition, Conoco has three emerging businesses under development which hold significant future potential - carbon fibers, natural gas refining (which includes our promising natural gas-to-liquids technology) and power generation.

Conoco's major operations are centered in four core areas: North America, Northern South America, Northwestern Europe and Southeast Asia.

Conoco is committed to conducting its business within a set of four core values: safe operations, environmental protection, ethical business practices and fostering an atmosphere that values and respects all people.

In 2001, for the fourth consecutive year, Conoco was recognized as the safest global energy company in the U.S., according to the American Petroleum Institute
(API). This is the 16th time the company has been recognized in the past 22 years. Conoco also ranked No. 1 for the second time in the API's second annual survey of the industry's safety performance outside the United States.


                              OPERATING HIGHLIGHTS

FINANCIAL

> On October 8, 2001, the company's two classes of stocks were combined into a single class of common stock, now traded as COC. Based in Houston, Texas, the company has 20,000 employees around the globe.

>  Conoco has a market capitalization of about $16 billion.

> As of September 30, 2001, the company had $41 billion of annualized revenues and assets of $27.7 billion.


UPSTREAM - EXPLORATION AND PRODUCTION

Upstream is Conoco's largest business segment, with operations that include the exploration, development and production of crude oil and natural gas. The business also includes the gathering, processing, distribution and marketing of natural gas and natural gas liquids. Upstream is focused on maintaining consistent, profitable growth and is aggressively pursuing high-potential opportunities worldwide.


Conoco Factsheet                        1                          November 2001

> Conoco's exploration efforts are centered primarily in the deepwater Gulf of Mexico, Canada, northwest Europe, northern South America, Eurasia, West Africa and Southeast Asia.

> Conoco produces crude oil, natural gas and natural gas liquids in the U.S., Canada, the U.K., Norway, the Netherlands, Indonesia, Dubai, Nigeria, Russia, Venezuela, Ecuador and Vietnam.

> Conoco has proved reserves of 3.7 billion barrels of oil equivalent; and has daily net production of 879,000 barrels of oil equivalent per day.

> Conoco has consolidated interests in 25 natural gas processing plants in the United States, as well as interests in plants in Theddlethorpe, England, southeast Alberta and Point Lisas, Trinidad.

DOWNSTREAM - REFINING, MARKETING, SUPPLY AND DISTRIBUTION

Downstream covers the refining of crude oil and other feedstocks into petroleum products; the buying and selling of crude oil, feedstocks and products; and the distribution and marketing of petroleum products, including transportation fuels, lubricants and specialty products.

Downstream is focused on generating a competitive return on investment and surplus cash to support Conoco's global growth initiatives, while selectively expanding refining and marketing operations in high-growth markets, including Asia Pacific and central and eastern Europe.

> At year-end 2000, daily refinery inputs were 871,000 barrels; and daily sales of refined products were 1.5 million barrels.

> Conoco owns or has interests in nine refineries in the following locations:

      USA:           Lake Charles, Louisiana
                     Billings, Montana
                     Ponca City, Oklahoma
                     Denver, Colorado

      Europe:        Humberside, England
                     Karlsruhe, Germany
                     Kralupy, Czech Republic
                     Litvinov, Czech Republic

      Asia Pacific:  Melaka, Malaysia



> Sales of gasoline, diesel fuel and motor oils are carried out through 8,000 outlets in the United States (39 states), throughout Europe, and Thailand. These products are sold primarily under the Conoco, Jet, Seca and Turkpetrol brands. In Malaysia, the company markets under the ProJET brand.

See www.conoco.com


Conoco Factsheet                        2                          November 2001

EXECUTIVE BIOGRAPHIES                   [Phillips Newsroom logo]
J. J. MULVA
CHAIRMAN OF THE BOARD AND CHIEF EXECUTIVE OFFICER


[Picture of J.J. Mulva]
J. J. (JIM) MULVA is chairman of the board and chief executive officer of Phillips Petroleum Company. Phillips, headquartered in Bartlesville, Okla., is an integrated petroleum company involved in worldwide petroleum exploration and production, as well as a leading gas processor and producer of natural gas liquids. Phillips also is involved in petroleum refining and marketing and in the manufacturing and marketing of chemicals and plastics.

Mulva was named to his current position effective Oct. 13, 1999, after serving as vice chairman, president and chief executive officer since June 1999. He had served as president and chief operating officer since May 1994 and executive vice president since January 1994. He had been senior vice president in 1993 and chief financial officer since 1990, at which time he joined the company's management committee.

Mulva began his career with Phillips in 1973 in the Treasury department. He served in a variety of domestic and international positions and was named treasurer and then chief financial officer in 1986 and 1990 respectively.

Mulva was born in 1946 and grew up in Green Bay, Wis. He attended the University of Texas and graduated with a bachelor's degree in 1968 and a master's degree in 1969 in business administration finance. After graduation he served four years as an officer in the United States Navy from 1969 to 1973.

Last updated: 07/17/01
Owner: Media Relations
Copyright 2001 Phillips Petroleum Company. All rights reserved.

EXECUTIVE BIOGRAPHIES                                   [Phillips Newsroom Logo]
A.W. DUNHAM
CHAIRMAN OF THE BOARD, PRESIDENT AND CHIEF EXECUTIVE OFFICER
CONOCO INC.

[Picture of A.W. Dunham]  [Conoco logo]


A. W. (ARCHIE) Dunham is chairman of the board, president and chief executive officer of Conoco Inc.

Dunham joined Conoco in 1966 as an associate engineer and worked in various operating, commercial and business development positions before becoming manager of gas products in 1973. He was elected executive vice president of Douglas Oil Company, a Conoco subsidiary, in 1976 and became president of that company in 1979. Two years later, he became vice president of logistics and downstream planning for Conoco Inc. In 1985, he became executive vice president, petroleum products, North America, and was elected to the Conoco board of directors.

In 1987, Dunham transferred to E.I. du Pont de Nemours and Company (Conoco's parent company at the time) as group vice president of the chemicals and pigments sector, in Wilmington, Delaware. He became a senior vice president for DuPont's polymer products business in 1989. Dunham served as an executive vice president of DuPont and a member of DuPont's Office of the Chief Executive and a member of DuPont's Board of Directors from 1996 to 1998.

Dunham returned to Houston in 1992 as Conoco's executive vice president, exploration production. He held that position until becoming president and CEO in January 1996. He was elected chairman of the board in August 1999.

He currently serves on the boards of directors of Louisiana-Pacific Corporation; Phelps Dodge Corporation; and Union Pacific Corp.

Dunham is active in several professional, business and advisory organizations. On the national level, he is the past chairman of the United States Energy Association, the National Petroleum Council and serves on the boards of directors of the American Petroleum Institute and the Energy Institute of the Americas as well as the National Board of the Smithsonian Institution and the board of trustees of the George Bush Presidential Library Foundation. He is on the executive committee and the board of directors of the U.S.-Russia Business Council. Dunham is a member of the Bretton Woods Committee, a group of prominent Americans who advocate a strong U.S. commitment to international economic leadership; and a member of The Business Round Table and The Business Council, a select group of 100 industry CEO's who develop constructive views on public policy matters that affect U.S. business interests. In 2000 Dunham was recognized by the New York Mercantile Exchange as CEO of the year for Global Vision in Energy, and was presented the International Achievement Award by B'nai B'rith. He was presented the Ellis Island Medal of Honor and the Horatio Alger Award in 2001.

In Texas, Dunham is a member of the Governor's Business Council. He was inducted into the Oklahoma Hall of Fame in 1998.

Locally, he is a member of the executive committee and board of directors of the Greater Houston Partnership, the board of governors of The Houston Forum, the board of directors for Memorial Hermann Healthcare System, and the board of visitors of the M.D. Anderson Cancer Center. Dunham is a trustee of the Houston Symphony and the United Way of the Texas Gulf Coast. He is the chairman and past president of the Houston Grand Opera. In 1998, he was named Houston's "Father of the Year." And, in 2001, he was recognized by the World Affairs Council as Houston's International Citizen of the Year. Dunham and his wife, Linda, are active members of the Second Baptist Church of Houston, the largest church in the United States, where he serves as chairman of the diaconate.

Born in 1938, Dunham holds a bachelor's degree in geological engineering and a master's degree in business administration from the University of Oklahoma. He remains associated with the university through service on various boards and has been honored by both the College of Business Administration and the College of Engineering as a distinguished graduate. In 1994, he was recognized by the Oklahoma Board of Regents for his demonstrated leadership on behalf of the University of Oklahoma, and in 1999 the University granted him an honorary doctor of humane letters degree.

He served in the U.S. Marine Corps from 1960 to 1964, reaching the rank of captain.


Last updated: 11/18/01
Owner: Media Relations
Copyright 2001 Phillips Petroleum Company. All rights reserved.

VIDEO & PHOTOGRAPHY SERVICES                            [Phillips Newsroom logo]

Phillip' Corporate Video staff travels around the world documenting the company's projects on videotape as well as with still photography.

o     WEBCAST
      Analyst Webcast (11/19/2001) - Conoco and Phillips Agree to
      Merger of equals. Click here for the replay.

o     B-ROLL FOOTAGE
      Contact us to request b-roll footage for your next television news package.

o     Photo Library
      Visit the Photo Library where many photos are available for download.

Didn't find what you want? Send us a note and we'll help get the photo or footage you need.

Page Last Updated: 11/19/2001
Owner: Media Relations See Disclaimer
Copyright 2001 Phillips Petroleum Company. All rights reserved.